UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of August 2013 (Report No. 2)

Commission File Number: 0-28724

ORCKIT COMMUNICATIONS LTD.
(Translation of registrant’s name into English)

126 Yigal Allon Street, Tel-Aviv 67443, Israel
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F:

Form 20-F ☒    Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): N/A

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): N/A

CONTENTS

This Report on Form 6-K of the registrant is hereby incorporated by reference into (i) the Registration Statements on Form F-3, Registration Nos. 333-160443, 333-164822, 333-165753, 333-166203 and 333-171438 of Orckit Communications Ltd. ("Orckit" or the "Company") and (ii) the Company’s Registration Statements on Form S-8, Registration Nos. 333-05670, 333-08824, 333-12178, 333-131991, 333-164090 and 333-188425.

Networks3 Inc. has delivered notice to Orckit terminating the March 12, 2013 Strategic Investment Agreement (“SIA”) on the grounds that one of the conditions precedent for closing the transactions contemplated by the SIA has not been satisfied.  This condition precedent requires that the Israeli Office of the Chief Scientist (“OCS”) issue an approval of the transfer of intellectual property from Orckit to Networks3 in a form satisfactory to Networks3. On August 8, 2013, a meeting was held among representatives of Orckit and Networks3 and the Deputy Chief Scientist in which the concerns of Networks3 were discussed.  Following such meeting, the OCS issued a revised draft approval that, in the view of Orckit, satisfactorily addresses the concerns raised by Networks3.

Orckit is examining its next steps, including the initiation of legal action to enforce its rights under the SIA.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ORCKIT COMMUNICATIONS LTD.

Date: August 12, 2013	By:	/s/ Izhak Tamir
Izhak Tamir
Chief Executive Officer